UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549
____________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 1-35016

SGOCO Group, Ltd.

UNIT 1614, NORTH TOWER,

CONCORDIA PLAZA

NO 1 SCIENCE MUSEUM ROAD

TSIM SHA TSUI EAST, KOWLOON

HONG KONG

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

Other Information

On December 20, 2017, SGOCO Group, Ltd. (the “Company”) held an Annual Meeting of Shareholders to vote on the following proposals, each of which were approved by the shareholders:

1.	To approve and adopt the financial statements of the Company for the year ended December 31, 2016.

2.	To ratify and approve the appointment of Centurion ZD CPA Limited as auditor of the Company for the fiscal year ending December 31, 2017, and to authorize the board of directors of the Company to fix the remuneration of the auditor.

3.	To elect the following persons as Directors of the Company, pursuant to the Company’s Articles of Association:

a.	Christina Leung
b.	Vicki Lau
c.	Rosana Lee
d.	Dominic Li
e.	Hok Fung Wai

Ms. Christina Leung will serve as the Chairwoman of the Company’s Audit Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: December 22, 2017	By: /s/ Shi-bin Xie
Shi-bin Xie
President and Chief Executive Officer